UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File No. 000-19884

LIQUID MEDIA GROUP LTD.

(Translation of registrant’s name into English)

#202, 5626 Larch Street, Vancouver, BC  V6M 4E1  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Incorporation by Reference

The information contained in this Report on Form 6-K and the exhibits filed herewith are hereby incorporated by reference into the registration statement on Form F-3 (Registration Number 333-237982), filed by Liquid Media Group Ltd. (the “Company”) with the U.S. Securities and Exchange Commission (“SEC”) on May 4, 2020, as amended by Amendment No. 1 to Form F-3, filed with the SEC on May 14, 2020, to the extent not superseded by documents or reports subsequently filed or furnished.

Documents included as part of this Report:

Exhibit No.	Document

99.1	News Release dated July 22, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIQUID MEDIA GROUP LTD.
(Registrant)

By:	/s/ Charles Brezer
Charles Brezer
Director

Date:	July 23, 2020